Exhibit (a)(5)(ii)

COMPUCREDIT HOLDINGS CORPORATION
ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER
TO PURCHASE UP TO 8,250,000 SHARES
OF ITS COMMON STOCK

ATLANTA, GA, September 13, 2012 -- CompuCredit Holdings Corporation (NASDAQ: CCRT) (“CompuCredit”) today announced the preliminary results of its cash tender offer to purchase up to 8,250,000 shares of its outstanding common stock, no par value per share (the “Common Stock”), at a purchase price of $10.00 per share.  The tender offer expired at 11:59 p.m., New York City time, on September 12, 2012 (the “Expiration Date”).

Based on the count by American Stock Transfer & Trust Company, LLC, the Depositary for the tender offer, as of the Expiration Date, 23,229,491 shares of Common Stock were validly tendered and not withdrawn in the tender offer, including 3,213,680 shares tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the count by the Depositary, CompuCredit expects to accept for payment 8,250,000 shares of Common Stock at a purchase price of $10.00 per share, for a total cost of approximately $82.5 million, excluding fees and other expenses in connection with the tender offer.  The number of shares of Common Stock that CompuCredit expects to purchase represents approximately 34.9% of the shares of Common Stock outstanding.

The number of shares of Common Stock to be purchased is preliminary.  Final results will be determined subject to confirmation by the Depositary of the proper delivery of the shares of Common Stock validly tendered and not withdrawn.  The number of shares of Common Stock to be purchased will be announced following completion of the confirmation process.  Payments for the shares of Common Stock accepted for purchase will occur promptly thereafter.

American Stock Transfer & Trust Company, LLC served as Depositary and Morrow & Co., LLC served as Information Agent for the tender offer.  Questions regarding the Tender Offer may be directed to the Information Agent at (800) 607-0088 (toll free) and (203) 658-9400 (for banks and brokerage firms).

About CompuCredit

CompuCredit is a provider of various credit and related financial services and products to consumers who are underserved by traditional financial institutions.  For more information about CompuCredit, visit www.CompuCredit.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements.  These statements are based on current expectations, estimates and projections about the industry and markets in which CompuCredit operates, management’s beliefs, and assumptions made by management.  It is important to note that CompuCredit’s actual results could differ materially from those projected in such forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  Reference is made to CompuCredit’s regulatory filings with the Securities and Exchange Commission for information or factors that may impact CompuCredit’s performance.